Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Caution Regarding Forward-Looking Statements
The following is a discussion of the financial condition and financial performance of TELUS International (Cda) Inc. (TELUS International, TI, or the Company) for the three months ended March 31, 2022 and is dated May 6, 2022. This discussion and analysis of our financial condition and financial performance should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the related notes thereto for the three months ended March 31, 2022 and the audited annual consolidated financial statements and the related notes thereto for the year ended December 31, 2021 and the risk factors identified under “Item 3D—Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (Annual Report) filed with the SEC at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com, as such risk factors are updated herein. This discussion is presented in U.S. dollars, except where otherwise indicated and based on financial information prepared in accordance with generally accepted accounting principles (GAAP). The GAAP that we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which might differ in material respects from accounting principles generally accepted in other jurisdictions, including the United States.
Information contained in this discussion, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. By their nature, forward-looking statements are subject to risks and uncertainties and are based on assumptions, including assumptions about future economic conditions, events and courses of action, many of which we do not control. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. You should review the section at the end of this discussion entitled “Special Note Regarding Forward-Looking Statements,” and the section entitled “Risk Factors” of our Annual Report for a discussion of important factors that could cause actual results to differ materially from the results projected, described in or implied by the forward-looking statements contained in the following discussion. In our discussion, we also use certain non-GAAP financial measures and non-GAAP ratios to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in the “Non-GAAP Financial Measures and Non-GAAP Ratios” section below.
Overview of the Business
We are a leading digital customer experience (CX) innovator that designs, builds and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands. Our services support the full lifecycle of our clients’ digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. We work with our clients to shape their digital vision and strategies, design scalable processes and identify opportunities for innovation and growth. We bring to bear expertise in advanced technologies and processes, as well as a deep understanding of the challenges faced by all of our clients, including some of the largest global brands, when engaging with their customers. Over the last 17 years, we have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement transformations.
TELUS International was born out of an intense focus on customer service excellence, continuous improvement and a values-driven culture under the ownership of TELUS Corporation, a leading communications and information technology company in Canada. Since our founding, we have made a number of significant organic investments and acquisitions, with the goal of better serving our growing portfolio of global clients. We have expanded our agile delivery model to access highly qualified talent in multiple geographies, including Asia-Pacific, Central America, Europe and North America, and developed a broader set of complex, digital-centric capabilities.
We believe our ability to help clients realize better business outcomes begins with the talented team members we dedicate to supporting our clients because customer experience delivered by empathetic, highly skilled and engaged teams is key to providing a high-quality brand experience. We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. Over the past decade, we have made a series of investments in our people predicated upon the core philosophy that our “caring culture” drives sustainable team member engagement, retention and customer satisfaction.
We have expanded our focus across multiple industry verticals, targeting clients who believe exceptional customer experience is critical to their success. Higher growth technology companies, in particular, have embraced our service offerings and quickly become our largest and most important industry vertical. We believe we have a category-defining value proposition with a unique approach to combining both digital transformation and CX capabilities.

We have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement journeys. Our services support the full scope of our clients’ digital transformations and enable clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. We provide strategy and innovation, next-generation technology and IT services, and CX process and delivery solutions to fuel our clients’ growth. Our highly skilled and empathetic team members together with our deep expertise in customer experience processes, next-generation technologies and expertise within our industry verticals are core to our success. We combine these with our ability to discover, analyze and innovate with new digital technologies in our centres of excellence to continuously evolve and expand our solutions and services.
We have built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients’ evolving needs. We have almost 68,000 team members in 53 delivery locations across 28 countries. Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and ability to deliver our services over multiple time zones and in multiple languages. We have established a presence in key global markets, which supply us with qualified, cutting-edge technology talent and have been recognized as an employer of choice in many of these markets. In addition, TELUS International AI Data Solutions (which was formed with the data annotation business we acquired from Lionbridge Technologies Inc. at the end of 2020, and the 2D, 3D and computer vision data annotation capabilities we obtained through our acquisition of Playment in 2021) utilizes the services of crowdsourced contractors that are geographically dispersed across the globe.
Today, our clients include companies across high-growth verticals, including Tech and Games, eCommerce and FinTech, Communications and Media, Banking, Financial Services and Insurance, and Travel and Hospitality. Our relationship with TELUS Corporation, one of our largest clients and controlling shareholder, has been instrumental to our success. TELUS Corporation provides significant revenue visibility, stability and growth, as well as strategic partnership for co-innovation within our Communications and Media industry vertical. Our master services agreement with TELUS Corporation (TELUS MSA) provides for a term of ten years beginning in January 2021 and a minimum annual spend of $200 million, subject to adjustment in accordance with its terms. For more information, see “Item 7B—Related Party Transactions—Our Relationship with TELUS—Master Services Agreement” in our Annual Report.
Factors Affecting Our Performance and Related Trends
A comprehensive list of risk factors that may impact our business performance are described under section “Item 3D-Risk Factors” in our Annual Report. We believe that the key factors affecting our performance and financial performance include:
Our Ability to Expand and Retain Existing Client Relationships and Attract New Clients
We have a diverse base of clients, including leaders and disruptors across the industry verticals we serve. Through our commitment to customer experience and innovation, we have been able to sustain long-term partnerships with many clients, often expanding our relationship through multiple service offerings that we provide through a number of delivery locations.
To grow our revenue, we seek to continue to increase the number and scope of service offerings we provide to our existing clients. In addition, our continued revenue growth will depend on our ability to win new clients. We seek to partner with prospective clients that value premium digital IT and customer experience solutions and services.
Our ability to maintain and expand relationships with our clients, as well as to attract new clients, will depend on a number of factors, including our ability to maintain: a “customers-first” culture across our organization; our level of innovation, expertise and retention of team member talent; a consistently high level of service experience, as evidenced by, among others measures, the satisfaction ratings that our clients receive from their customers based on the services we provide; the technological advantages we offer; and our positive reputation, as a result of our corporate social responsibility initiatives and otherwise.
Our Ability to Attract and Retain Talent
As at March 31, 2022, we have almost 68,000 team members located across 28 countries in four geographic regions, servicing clients in almost 50 languages. In addition, our TELUS International AI Data Solutions (TIAI) business utilizes the services of a crowd-sourced provider base that is geographically dispersed across the globe.

Ensuring that our team members feel valued and engaged is integral to our performance, as our team members enable us to provide our unique, “customer-first” and caring culture to our clients’ customers, which has driven our strong client retention, higher satisfaction scores and overall better experience for our clients’ customers. This has, in part, been responsible for our growth and differentiation in the marketplace, enabling us to enhance our existing client relationships and build new ones. As a result, we make significant investments to attract, select, retain and develop talent across our product and service offerings. We have devoted, and will continue to devote, substantial resources to creating engaging, inspiring, world-class physical workplaces; recruiting; cultivating talent selection proficiencies and proprietary methods of performance measurement; growing employee engagement including rewards and development; supporting our corporate sustainability initiatives; and acquiring new talent and capabilities to meet our clients’ evolving needs. Our ability to attract and retain team member talent will depend on a number of factors, including our ability to: compete for talent with competitive service providers in the geographies we operate; provide innovative compensation packages and benefits to our team members; retain and integrate talent from our acquisitions; and meet or exceed evolving expectations related to corporate sustainability.
The conflict between Russia and Ukraine
In February 2022, Russia, aided by Belarus, commenced military operations in Ukraine which are still continuing. In response to the conflict, a number of countries including the United States, Canada and other NATO countries, have imposed significant sanctions against Russia and Belarus, and a number of individuals and enterprises in both countries. The prolonged conflict has resulted in increased political uncertainties and volatility in the global economy, which is affecting businesses around the world, including our clients. The scope, intensity, duration and outcome of the conflict is uncertain. Given the nature of our global business and operations, political, economic and other conditions in foreign countries and regions, including geopolitical risks, may adversely affect our results of operations. If the conflict and the sanctions intensify, this may adversely impact our clients and their demand for our services, which may have a material adverse impact on our results of operations. Additionally, although we do not operate in Russia, Belarus or Ukraine, we have operations and team members in neighboring countries and any escalation of the conflict could adversely impact our operations and team members in these countries, which could materially impact our ability to deliver services to our clients, and may have a material effect on our results of operations. During the three-month period ended March 31, 2022, we have not experienced a material impact on our operating results as a result of the conflict.
There is also no certainty that the current conflict between Russia and Ukraine will not draw military or other intervention from additional countries, which could lead to a much larger conflict and/or additional sanctions, which could further negatively impact the global economy. In addition, we cannot predict the impact that an escalation of the conflict may have on our clients and each of their financial conditions. Any material adverse effect on our clients, including due to conflict, could adversely impact us. Further, the risk of cybersecurity incidents has increased in connection with the ongoing conflict. It is possible that these attacks could have collateral effects on critical communications infrastructure and financial institutions globally, which could adversely affect our operations and could increase the frequency and severity of cyber-based attacks against our information technology systems. The proliferation of malware from the conflict into systems unrelated to the conflict, or cyberattacks against companies based in countries that have instituted sanctions against Russia and Belarus, such as the United States, could also adversely affect our results of operations. To the extent the current conflict between Russia and Ukraine adversely affects our business, it may also have the effect of heightening many other risks disclosed in the “Risk Factors” in our Annual Report on Form 20-F, any of which could materially and adversely affect our business and results of operations.
Impact of COVID-19
The COVID-19 pandemic continues to evolve and have a global impact, including in each of the countries where our delivery locations are located, and has created significant uncertainty and disruption. This impacts our estimates regarding the economic environment, including economic growth and industry growth rates, which also form an important part of the assumptions on which we set our expectations. Our persistent focus to date has been on keeping all of our team members safe and healthy, while continuing to serve our clients and support our communities in this critical period. As of the date of this report, the majority of our team members continue to work remotely, as they have since the onset of the pandemic, and in some cases we have thoughtfully and strategically returned team members to site. We are closely tracking vaccine deployment in all of our regions and, in countries where permitted, we are working with local governments and healthcare officials to supplement vaccination acquisition and roll-out for our team members and their families.
Impact to our financial condition, financial performance and liquidity: We believe the impact of the COVID-19 pandemic on our business, operating results, cash flows and financial condition will be primarily driven by the severity and duration of the pandemic in the geographic regions where we and our clients operate, the pandemic’s impact on the global economy and the markets where we operate, the vaccination progress in the countries where we operate, the introduction of further variants or the possible resurgence of infection rates, the spread to communities previously not significantly affected, and the timing, scope and impact of stimulus legislation as well as other international, regional and local governmental responses to the pandemic. Those primary drivers are beyond our knowledge and control. As a result, the full impact the COVID-19 pandemic will have on our business, operating results, cash flows and/or financial condition is unknown. The impact of the COVID-19 pandemic on our financial condition and financial performance was most significant in the second quarter of 2020 as a result of the temporary site closures enforced across our delivery sites, and as we migrated our team members to a remote workforce. We are unable to reasonably estimate or quantify with precision the impact that the COVID-19 pandemic has had or will have on our financial results.
We do not believe our access to capital has been materially impacted by the COVID-19 pandemic. On February 3. 2021, we completed our initial public offering (IPO) where we issued 20,997,375 subordinate voting shares at $25.00 per share, using the net proceeds to repay a portion of our long-term debt. In September 2021, we completed a secondary offering for the sale of subordinate voting shares by certain of our non-controlling shareholders. Although we did not receive proceeds from this offering, the offering reflects the ability to access funding in the capital markets. We have not provided additional collateral, guarantees or equity to our lenders and we have not had material changes to our cost of capital due to the COVID-19 pandemic. There is no material uncertainty about our ongoing ability to meet the covenants in our credit agreement and we also do not expect to incur material COVID-19-related contingencies.
Material impairments. There has not been a material unfavorable change to our cash flow projections or key assumptions as a result of the COVID-19 pandemic and there are no other indicators of impairment. We did not recognize any impairment charge for the three-month period ended March 31, 2022 as a result of the COVID-19 pandemic or otherwise.
Impacts to demand of our products and services: The COVID-19 pandemic has presented both challenges and opportunities in maintaining and expanding revenue. We also expect that the pandemic will create opportunities for a new delivery model such as our “Work Anywhere” offering, as our clients look to refine their in-house business continuity practices and adopt a permanent new operating model. The challenges of the COVID-19 pandemic have accelerated the digital transformation initiatives of many of our clients, giving us the opportunity to deepen client relationships by providing more of our services to address their evolving digital enablement and customer experience needs. We cannot precisely quantify the impact of such acceleration of digital transformation initiatives on our financial results.
Industry Trends
The industry trends affecting us and that may have an impact on our future performance and financial performance include the trends described in “Item 4B—Business Overview—Industry Background” in our Annual Report.
Seasonality
Our financial results may vary from period to period during any year. The seasonality in our business, and consequently, our financial performance, generally mirrors that of our clients. Our revenues are typically higher in the third and fourth quarters than in other quarters.
Foreign Currency Fluctuations
While our primary operating currency is the U.S. dollar, we are also party to revenue contracts denominated in euro and other currencies and a significant portion of our operating expenses are incurred in currencies other than the U.S. dollar. Movements in the exchange rates between the U.S. dollar and these other currencies have an impact on our financial results. The tables below outline revenue and expenses by currency and the percentage of each of the total revenue and expenses for each period.

	Three Months Ended March 31
	2022		2021
(millions except percentages)	Revenue	% of total	Revenue	% of total
U.S. dollar	$376	63%	$294	59%
European euro	185	30%	178	35%
Canadian dollar	27	5%	27	5%
Other	11	2%	6	1%
Total Revenue	$599	100%	$505	100%

	Three Months Ended March 31
	2022		2021
(millions except percentages)	Expenses	% of total	Expenses	% of total
U.S. dollar	$197	37%	$184	39%
European euro	110	21%	100	21%
Philippines peso	66	12%	52	11%
Canadian dollar	53	10%	50	11%
Other	107	20%	84	18%
Total Operating Expenses	$533	100%	$470	100%
The following table presents information on the average exchange rates between the U.S. dollars and the key currencies to which we have exposure:

	Three Months Ended March 31
	2022	2021
Foreign exchange rates
European euro to U.S. dollar	1.1224	1.2054
Philippine peso to U.S. dollar	0.0194	0.0207
Canadian dollar to U.S. dollar	0.7894	0.7897
Results of Operations

	Three Months Ended March 31
(millions, except per share amounts and percentages)	2022	2021	$ change	% change
Revenue	$599	$505	$94	19%
Operating Expenses
Salaries and benefits	342	282	60	21%
Goods and services purchased	115	94	21	22%
Share-based compensation	7	26	(19)	(73)%
Acquisition, integration and other	4	5	(1)	(20)%
Depreciation	29	27	2	7%
Amortization of intangible assets	36	36	—	—%
	$533	$470	$63	13%
Operating Income	$66	$35	$31	89%
Interest expense	9	14	(5)	(36)%
Foreign exchange loss	—	3	(3)	(100)%
Income before Income Taxes	57	18	39	217%
Income taxes	23	15	8	53%
Net Income	$34	$3	$31	1033%

Earnings per Share
Basic Earnings per Share	$0.13	$0.01	$0.12	1200%
Diluted Earnings per Share	$0.13	$0.01	$0.12	1200%

Revenue
We earn revenue pursuant to contracts with our clients that generally take the form of a master services agreement (MSA), or other service contracts. MSAs, which are framework agreements with terms generally ranging from three to five years, with the vast majority having a term of three years, are supplemented by statements of work (SOWs) that identify the specific services to be provided and the related pricing for each service. There are a number of factors that impact the pricing of the services identified in each SOW or service contract, including, but not limited to, the nature and scope of services being provided, service levels and, under certain of our MSAs, we are able to share the inflation and foreign exchange risk arising from currency fluctuations. The substantial majority of our revenue is earned based on a time and materials billing model.
Most of our contracts, other than with TELUS Corporation, do not commit our clients to a minimum annual spend or to specific volumes of services. Although the contracts we enter into with our clients provide for terms that range from three to five years, the arrangements may be terminated by our clients for convenience with limited notice and without payment of a penalty or termination fee. Additionally, our clients may also delay, postpone, cancel or remove certain of the services we provide without canceling the whole contract. Many of our contracts contain provisions that would require us to pay penalties to our clients and/or provide our clients with the right to terminate the contract if we do not meet pre-agreed service level requirements.
From period to period, the fluctuation in our revenue is primarily a function of changes to existing SOWs, new SOWs with existing clients, MSAs signed with new clients, and the impact of foreign exchange on non-U.S. dollar-denominated contracts. While we provide a discussion and analysis of our results of operations below, we are unable to quantify the effects of changes in price or volume in relation to our revenue growth. We do not track standard measures of a per-unit rate or volume, since our measures of price and volume are extremely complex. Each of our customers is unique, with varying needs and requirements that span our diverse services offerings, which is reflected in a customized services contract and pricing model that does not fit into standard comparability measurements. Revenue for our services is a function of the nature of each specific service to be provided as specified by each client, the geographical region where the service is to be performed, the skills required and/or the outcome sought, estimated costs to perform, contract terms and other factors.
Comparison of Three Months Ended March 31, 2022 and 2021. Our revenue increased $94 million, or 19%, to $599 million for the three months ended March 31, 2022, driven by growth in services provided to existing clients as well as new clients added since the prior year. Revenue growth included an unfavorable foreign currency impact of over 2% due to the lower average EUR:USD exchange rate for the current period, as compared to the average rate in the first quarter of 2021. Revenue from our top 10 clients for the three months ended March 31, 2022 was 62%, compared to 61% in the comparative period.
During the three-month period ended March 31, 2022 and 2021, we had three customers which account for more than 10% of our operating revenues. Our largest client for the three-month period ended March 31, 2022 was a leading social media company, accounting for approximately 17.5% and 15.7% of our revenue during the three months ended March 31, 2022 and 2021, respectively. TELUS Corporation, our controlling shareholder, was our second largest client for the three months ended March 31, 2022, accounting for approximately 15.6% of our revenue and was our largest client for the three months ended March 31, 2021, accounting for 16.2% of our revenue. Our third largest client, Google, accounted for approximately 11.3% and 11.8% of our revenue for the three months ended March 31, 2022 and 2021, respectively.
We deliver tailored solutions to a diverse set of clients active in various verticals from our delivery locations around the world. However, these services are marketed, sold and delivered to clients in an integrated manner in order to provide a unified, seamless sales and delivery experience. Our chief operating decision maker reviews financial information presented on a consolidated basis for the purposes of evaluating financial performance and making resource allocation decisions. Accordingly, we report our results and manage our business as a single operating and reporting segment.

During the three months ended March 31, 2022, we revised our revenue by vertical disaggregation to include our top strategic and growth verticals, including Banking, Financial Services and Insurance vertical, and we have grouped our Healthcare vertical as part of Other. The following presents our earned revenue disaggregation by strategic industry vertical for the periods presented:

	Three Months Ended March 31
(millions except percentages)	2022	2021	$ change	% change
Revenue by Industry Vertical
Tech and Games	$280	$224	$56	25%
Communications and Media	139	129	10	8%
eCommerce and FinTech	77	55	22	40%
Banking, Financial Services and Insurance	35	21	14	67%
Travel and Hospitality	17	14	3	21%
Other	51	62	(11)	(18)%
Total	$599	$505	$94	19%
During the three-month periods ended March 31, 2022, revenue generated from the Tech and Games industry vertical increased 25%, due to expansion in our TIAI business, continued growth within our existing clients and the addition of new clients. Revenue generated from the eCommerce and FinTech industry vertical grew 40%, which was primarily attributable to new clients and growth within our existing client base. Revenue generated from the Banking, Financial Services and Insurance vertical grew 67%, driven by the addition of a leading global financial institution. Revenue generated from the Communications and Media industry vertical grew 8%, which was predominantly due to higher revenue from TELUS Corporation.
We serve our clients, who are primarily domiciled in North America, from multiple delivery locations across four geographic regions. In addition, our TIAI clients are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. The table below presents the revenue generated in each geographic region, based on the location of our delivery centres or where the services were provided from, for the periods presented.

	Three Months Ended March 31
(millions except percentages)	2022	2021	$ change	% change
Revenue by Geographic Region
Europe	$234	$210	$24	11%
North America	140	115	25	22%
Asia-Pacific	141	104	37	36%
Central America	84	76	8	11%
Total	$599	$505	$94	19%
Salaries and benefits
The principal components of salaries and benefits expense include all compensation and benefits, excluding share-based compensation, paid to our front-line and administrative employees, including salaries, benefits and other fringe benefits.
Comparison of Three Months Ended March 31, 2022 and 2021. Salaries and benefits increased $60 million, or 21%, to $342 million for the three months ended March 31, 2022 due to higher team member count to support business growth and higher average employee salaries and wages. Salaries and benefits as a percentage of revenue increased to 57% in the current three-month period, compared to 56% in the comparative prior period. Total team member count was 67,932 at March 31, 2022 compared to 51,387 at March 31, 2021.

Goods and services purchased
Goods and services purchased include items such as software licensing costs that are required to support our operations, contracted labor costs, sales and marketing expenses associated with promoting and selling our services, compliance expenses such as legal and audit fees and business taxes, other IT expenditures, bad debt expenses and facility expenses.
Comparison of Three Months Ended March 31, 2022 and 2021. Goods and services purchased increased $21 million, or 22%, to $115 million during the three months ended March 31, 2022. The increase was attributable to business growth, which includes higher contractor costs from expansion in the TIAI business.
Share-based compensation
Share-based compensation relates to restricted share unit awards and share option awards granted to employees. These awards include both liability-accounted awards, which requires a mark-to-market revaluation against our share price, and equity-accounted awards.
Comparison of Three Months Ended March 31, 2022 and 2021. Share-based compensation decreased $19 million to $7 million during the three months ended March 31, 2022. The decrease was primarily due to the decrease in our share price during the quarter, tied to recent market conditions, and the related mark-to-market adjustment on liability-accounted awards, as compared to the increase in our share price in the comparative quarter following the IPO. The decrease was partially offset by higher expense associated with equity-accounted awards.
Acquisition, integration and other
Acquisition, integration and other is comprised primarily of costs related to our business acquisitions, including transaction costs and integration activities, which could vary from year to year depending on the volume, nature and complexity of the transactions completed in each fiscal year. We also, from time to time, incur costs associated with streamlining our operations, including ongoing and incremental efficiency initiatives, which may include personnel-related costs and rationalization of real estate. Other costs may also include external costs that are unusual in their nature or significance, such as incremental costs incurred in connection with the COVID-19 pandemic, adverse litigation judgments or regulatory decisions, and other costs that do not contribute normally to the earning of revenues.
Comparison of Three Months Ended March 31, 2022 and 2021. Acquisition, integration and other decreased
$1 million to $4 million during the three months ended March 31, 2022. The decrease was primarily due to lower integration costs incurred in the current period, as compared to the prior comparative period.
Depreciation and amortization
Depreciation and amortization includes depreciation of property, plant and equipment and right-of-use leased assets as well as amortization expense for software and intangible assets recognized primarily in connection with acquisitions.
Comparison of Three Months Ended March 31, 2022 and 2021. Depreciation and amortization expense increased
$2 million, or 3%, to $65 million for three months ended March 31, 2022. The increase was primarily due to higher depreciation and amortization on assets acquired in the previous 12 months.
Interest expense
Interest expense includes interest expense on short-term and long-term borrowings and on our lease liabilities.
Comparison of Three Months Ended March 31, 2022 and 2021. Interest expense decreased $5 million, or 36%, to
$9 million for the three months ended March 31, 2022. The decrease was due to lower weighted average debt balances on our credit facility as we made principal repayments against our long-term debt.
Foreign exchange
Foreign exchange is comprised of gains and losses recognized on certain derivatives, as well as foreign exchange gains and losses recognized on the revaluation and settlement of foreign currency transactions. See “Item 11—Quantitative and

Qualitative Disclosures about Market Risk—Foreign Currency Risk” in our Annual Report for a discussion of our hedging programs.
Comparison of Three Months Ended March 31, 2022 and 2021. Foreign exchange loss was $nil for the three months ended March 31, 2022, compared to a foreign exchange loss of $3 million in the prior comparative period. These reflect changes in foreign exchange rates in the currencies we operate in.
Income tax expense

	Three Months Ended March 31
(millions except percentages)	2022	2021
Income tax expense	$23	$15
Income taxes computed at applicable statutory rates	22.4%	21.5%
Effective tax rate (%)	40.4%	81.8%
Comparison of Three Months Ended March 31, 2022 and 2021. Income tax expense increased by $8 million for the three months ended March 31, 2022 and the effective tax rate decreased from 81.8% to 40.4%. The decrease in the effective tax rate is primarily due to a decrease in non-deductible items and a decrease in withholding and other taxes as a percentage of Net income before taxes. The majority of the non-deductible items in the first quarter of 2021 were a result of our IPO and are non-recurring.
Non-GAAP Financial Measures and Non-GAAP Ratios
We regularly review the non-GAAP financial measures and non-GAAP ratios presented below to evaluate our operating performance and analyze underlying business results and trends. We use these non-GAAP financial measures and non-GAAP ratios to manage our business by establishing budgets and operational goals against these measures. We also use these non-GAAP financial measures to monitor compliance with debt covenants, which are based on the same or similar financial metrics, and manage our capital structure. We believe these non-GAAP financial measures and non-GAAP ratios provide investors with a consistent basis on which to evaluate our operating performance with our comparative period results, and additionally provide supplemental information to the financial measures and ratios that are calculated and presented in accordance with GAAP. A reconciliation for each non-GAAP financial measure to the nearest GAAP measure is provided below. These non-GAAP financial measures or non-GAAP ratios may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder. Consequently, our non-GAAP measures and ratios should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure or ratio and our consolidated financial statements for the periods presented. The non-GAAP financial measures and non-GAAP ratios we present in this discussion should not be considered a substitute for, or superior to, financial measures or ratios determined or calculated in accordance with GAAP.
Adjusted Net Income, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share.
Adjusted Net Income is a non-GAAP financial measure, and Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share (EPS) are non-GAAP ratios. We regularly monitor Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS as they provide a consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. The following items are excluded from Adjusted Net Income as we believe they are driven by factors that are not indicative of our ongoing operating performance, including acquisition, integration and other, share-based compensation, foreign exchange gains or losses and amortization of purchased intangible assets, and the related tax effect of these adjustments. Adjusted Basic EPS is calculated by dividing Adjusted Net Income by the basic total weighted average number of equity shares outstanding during the period. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the diluted total weighted average number of equity shares outstanding during the period. Adjusted Basic EPS and Adjusted Diluted EPS are non-GAAP ratios used by management to assess the profitability of our business operations on a per share basis.

	Three Months Ended March 31
(millions, except per share amounts)	2022	2021
Net income	$34	$3
Add back (deduct):
Acquisition, integration and other[1]	4	5
Share-based compensation[2]	7	26
Foreign exchange loss[3]	—	3
Amortization of purchased intangible assets[4]	31	33
Tax effect of the adjustments above	(7)	(11)
Adjusted Net Income	$69	$59
Adjusted Basic Earnings Per Share	$0.26	$0.23
Adjusted Diluted Earnings Per Share	$0.26	$0.23
________________________
1Acquisition, integration and other is comprised primarily of business acquisition transaction costs and integration expenses associated with these acquisitions and other restructuring activities. These costs do not form part of the costs to operate our ongoing operations, and may significantly fluctuate period-over-period depending on the size and timing of related acquisitions, and are not indicative of such costs in the future.
2Share-based compensation relates to the expense of our share-based payment transactions. These include awards that are settled through shares issued from treasury and generally do not require any cash outlay by the Company, and awards that are subject to mark-to-market revaluation based on changes in our share price over periods spanning several fiscal years before eventual settlements. The mix of award types as well as the associated amounts and timing of share-based compensation expense could vary significantly between reporting periods, and the variety of award types could be different from our industry peers. Accordingly, excluding this expense provides management and investors with greater visibility to the underlying performance of our business operations, facilitates a comparison of our results with other periods, and provides a relative measure of operating results as compared to our industry peers.
3Foreign exchange gains or losses arise from fluctuations in foreign exchange rates of the currencies we transact in, which are driven by macro-economic conditions that are generally not reflective of our underlying business operations.
4Amortization of purchased intangible assets primarily relate to the amortization of acquired customer relationships, brand and crowdsource assets. Amortization of these intangible assets are excluded as it is a non-cash expense derived from purchase price allocations that incorporate significant and subjective valuation assumptions and estimates that are not comparable to the timing and investment had these assets been developed internally. We do not exclude the revenue generated by such purchased intangible assets from our revenues and, as a result, Adjusted Net Income includes revenue generated, in part, by such purchased intangible assets
Comparison of Three Months Ended March 31, 2022 and 2021. Adjusted net income increased $10 million, or 17%, to
$69 million for the three months ended March 31, 2022. The increase was due to an increase in revenue from existing and new customers and a reduction in interest expense due to lower average debt balances, partially offset by higher salaries and benefits and goods and services purchased to support overall growth in the business, and higher income tax expense.
Gross Profit, Adjusted Gross Profit, Gross Profit Margin, and Adjusted Gross Profit Margin.
Gross Profit and Adjusted Gross Profit are non-GAAP financial measures, and Gross Profit Margin and Adjusted Gross Profit Margin are non-GAAP ratios. We regularly monitor these financial measures to assess how efficiently we are servicing our clients and to monitor the growth in our direct costs in comparison to growth in revenue. We calculate Gross Profit by deducting operating expenses net of indirect and administrative expenses from revenue. Indirect and administrative expenses are comprised of indirect salaries and benefits and goods and services purchased associated with our administrative and corporate employees, share-based compensation, and acquisition, integration and other. We calculate Adjusted Gross Profit by excluding depreciation and amortization charges from Gross Profit, because the timing of the underlying capital expenditures and other investing activities do not correlate directly with the revenue earned in a given reporting period. We calculate Gross Profit Margin by taking Gross Profit divided by revenue, and we calculate Adjusted Gross Profit Margin by taking Adjusted Gross Profit divided by revenue.

	Three Months Ended March 31
(millions, except percentages)	2022	2021
Revenue	$599	$505
Less: Operating expenses	(533)	(470)
Add back: Indirect and administrative expenses	102	114
Gross profit ($)	168	149
Add back: Depreciation and amortization	65	63
Adjusted Gross Profit ($)	$233	$212
Gross Profit Margin (%)	28.0%	29.5%
Adjusted Gross Profit Margin (%)	38.9%	42.0%
Comparison of Three Months Ended March 31, 2022 and 2021. Gross Profit Margin decreased to 28.0% for the three months ended March 31, 2022, compared to 29.5% in the comparative period. Adjusted Gross Profit Margin, which excludes the effect of depreciation and amortization, decreased to 38.9% for the three months ended March 31, 2022, compared to 42.0% in the comparative period. The decrease in Gross Profit Margin and Adjusted Gross Profit Margin was due in part to higher costs associated with our front-line team members, as well as changes in our revenue mix across our industry verticals and geographic regions.
Adjusted EBITDA and Adjusted EBITDA Margin.
Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA Margin is a non-GAAP ratio. We regularly monitor Adjusted EBITDA and Adjusted EBITDA Margin to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers. Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility are based on Adjusted EBITDA, which requires us to monitor this non-GAAP financial measure in connection with our financial covenants. Certain items are adjusted for the same reasons described above in Adjusted Net Income. Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a financial measure that presents net income adjusted for these items would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by consolidated revenue.

	Three Months Ended March 31
(millions, except percentages)	2022	2021
Net income	$34	$3
Add back (deduct):
Acquisition, integration and other[1]	4	5
Share-based compensation[2]	7	26
Foreign exchange loss[3]	—	3
Depreciation and amortization[4]	65	63
Interest expense	9	14
Income taxes	23	15
Adjusted EBITDA	$142	$129
Adjusted EBITDA Margin	23.7%	25.5%
__________________________
1Acquisition, integration and other is comprised primarily of business acquisition transaction costs and integration expenses associated with these acquisitions and other restructuring activities. These costs do not form part of the costs to operate our ongoing operations, and may significantly fluctuate period-over-period depending on the size and timing of related acquisitions, and are not indicative of such costs in the future.

2Share-based compensation relates to the expense of our share-based payment transactions. These include awards that are settled through shares issued from treasury and generally do not require any cash outlay by the Company, and awards that are subject to mark-to-market revaluation based on changes in our share price over periods spanning several fiscal years before eventual settlements. The mix of award types as well as the associated amounts and timing of share-based compensation expense could vary significantly between reporting periods, and the variety of award types could be different from our industry peers. Accordingly, excluding this expense provides management and investors with greater visibility to the underlying performance of our business operations, facilitates a comparison of our results with other periods, and provides a relative measure of operating results as compared to our industry peers.
3Foreign exchange gains or losses arise from fluctuations in foreign exchange rates of the currencies we transact in, which are driven by macro-economic conditions that are generally not reflective of our underlying business operations.
4Amortization of purchased intangible assets primarily relate to the amortization of acquired customer relationships, brand and crowdsource assets. Amortization of these intangible assets are excluded as it is a non-cash expense derived from purchase price allocations that incorporate significant and subjective valuation assumptions and estimates that are not comparable to the timing and investment had these assets been developed internally. We do not exclude the revenue generated by such purchased intangible assets from our revenues and, as a result, Adjusted Net Income includes revenue generated, in part, by such purchased intangible assets
Comparison of Three Months Ended March 31, 2022 and 2021. Adjusted EBITDA increased $13 million, or 10%, to $142 million for the three months ended March 31, 2022. The increase was due to an increase in revenue from existing and new customers, partially offset by higher salaries and benefits and goods and services purchased to support overall growth in the business.
Free Cash Flow.
Free Cash Flow is a non-GAAP financial measure. We calculate Free Cash Flow by deducting capital expenditures from our cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities, reinvest in our business, and to fund, in part, potential future acquisitions.

	Three Months Ended March 31
(millions)	2022	2021
Cash provided by operating activities	$124	$36
Less: capital expenditures	(25)	(18)
Free Cash Flow	$99	$18
Comparison of Three Months Ended March 31, 2022 and 2021. During the three months ended March 31, 2022, Cash provided by operating activities increased $88 million, or 244%, to $124 million, and Free Cash Flow increased $81 million, or 450%, to $99 million. This increase was driven by higher operating profits, a decrease in interest and income taxes paid, and inflows from working capital compared to an outflow in the prior comparative period.

Summary of Consolidated Quarterly Results and Trends
The following table sets forth our unaudited quarterly statements of operations data for each of the last eight quarters ended March 31, 2022. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included in our Annual Report and, in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes thereto included in our Annual Report. These quarterly results of operations are not necessarily indicative of our future results of operations that may be expected for any future period.

(millions, except per share amounts)	2022 Q1	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2020 Q4	2020 Q3	2020 Q2
REVENUE	$599	$600	$556	$533	$505	$442	$427	$391

OPERATING EXPENSES
Salaries and benefits	342	332	309	299	282	259	249	233
Goods and services purchased	115	125	110	103	94	55	67	74
Share-based compensation	7	9	21	19	26	12	5	10
Acquisition, integration and other	4	5	6	7	5	25	8	7
Depreciation	29	30	29	29	27	27	25	26
Amortization of intangible assets	36	36	34	36	36	23	23	24
	533	537	509	493	470	401	377	374
OPERATING INCOME	66	63	47	40	35	41	50	17
OTHER (INCOME) EXPENSES
Changes in business combination-related provisions	—	—	—	—	—	—	—	(51)
Interest expense	9	8	10	12	14	11	10	12
Foreign exchange (gain) loss	—	(2)	(1)	(1)	3	(4)	(1)	3
INCOME BEFORE INCOME TAXES	57	57	38	29	18	34	41	53
Income taxes	23	21	15	13	15	13	13	10
NET INCOME	$34	$36	$23	$16	$3	$21	$28	$43
Basic earnings per share	$0.13	$0.14	$0.09	$0.06	$0.01	$0.09	$0.12	$0.19
Diluted earnings per share	$0.13	$0.13	$0.09	$0.06	$0.01	$0.09	$0.12	$0.19

The trend of quarter-over-quarter increase in consolidated revenue reflects the growth in both our organic customer base, as well as successful scale-up of new service programs provided to existing clients. Increased revenue also includes revenues from business acquisitions, including Lionbridge AI which closed on December 31, 2020.
The trend of quarter-over-quarter increases in salaries and benefits expense reflects increases in our team member base as required to service growing volumes from both our existing and new customers, the expansion of our service offerings and increased wages over time.
The trend of quarter-over-quarter increases in goods and services purchased reflects increases in external labor to support the growth in our digital business, increases in our software licensing costs associated with our growing team member base and increase in administrative expenses to support growth in the overall business and business acquisitions.
The trend of quarter-over-quarter in share-based compensation fluctuates reflecting changes in the value of our equity and the impact of mark-to-market revaluation of liability-accounted awards. As we shift our share-based compensation grants to equity-accounted awards, we expect less volatility in this expense as these awards are not subject to the mark-to-market revaluation impact of liability-accounted awards.
The trend of quarter-over-quarter changes in acquisition, integration and other costs is dependent on a number of factors and are generally inconsistent in amount and frequency, as well as significantly impacted by the timing and size of business acquisitions.
The trend of quarter-over-quarter increases in depreciation and amortization reflects increases due to growth in capital assets, which is supporting the expansion of our sites required to service customer demand and growth in intangible assets recognized in connection with business acquisitions.

The trend in changes of business combination-related provisions primarily reflects non-cash accounting adjustments recognized on the revaluation or settlement of provisions in connection with a prior acquisition.
The trend in net income reflects the items noted above, as well as the relative mix of income among the geographic areas and the associated tax rates for the countries within those areas and varying amounts of foreign exchange gains or losses. Historically, the trend in basic earnings per share has been impacted by the same trends as net income and the issuance of new shares.
Related Party Transactions
Recurring Transactions with TELUS Corporation
In 2021, we entered into an amended and restated TELUS MSA, which provide for a ten-year master services agreement and we also entered into a ten-year transition and shared services agreement with TELUS Corporation. Revenues earned pursuant to the TELUS MSA are recorded as revenue and fees incurred in connection with the shared services agreement for certain shared services provided to us are recorded as goods and services purchased. The following table summarizes the transactions with TELUS and its subsidiaries:

	Three Months Ended March 31
(millions)	2022	2021
Revenue	$93	$82
Goods and services purchased	(10)	(10)
Total	$83	$72
Amounts received from TELUS Corporation	$112	$82
Amounts paid to TELUS Corporation	$—	5
Amounts receivable from TELUS Corporation were $44 million and $49 million as at March 31, 2022 and March 31, 2021, respectively, and amounts payable to TELUS Corporation were $80 million and $39 million as at March 31, 2022 and March 31, 2021, respectively. We also participate in defined benefit pension plans that share risks between TELUS Corporation and its subsidiaries.
Liquidity and Capital Resources
Capital resources
As at March 31, 2022, we had approximately $907 million (December 31, 2021 - $831 million) of available liquidity, comprised of cash and cash equivalents of $161 million (December 31, 2021 - $115 million), and available borrowings under a revolving credit facility of $746 million (December 31, 2021 - $716 million). Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels. Subsequent to March 31, 2022, we filed a shelf registration statement with the Securities and Exchange Commission in the United States and a shelf prospectus with the Canadian securities regulators, pursuant to which we can offer an indeterminate amount of certain debt or equity securities in the United States and Canada.
In the management of capital and in its definition, we include owners’ equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income) and cash and cash equivalents. We manage capital by monitoring the financial covenants prescribed in our credit facility. For additional information, see Note 17(b) in the notes to the audited consolidated financial statements as at and for the year ended December 31, 2021 included in our Annual Report.
We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt with different terms or characteristics which may be used to replace existing debt, or pay down our debt balance with cash flows from operations. We believe that our financial objectives are supportive of our long-term strategy.

We monitor capital utilizing the financial covenants prescribed in our credit facility. As at March 31, 2022, we were in compliance with all of our covenants including net debt to EBITDA ratio as calculated in accordance with the credit facility of less than 4.50:1.00.
The following table presents a summary of our cash flows and ending cash balances for the three-month periods ended March 31, 2022 and 2021.

	Three Months Ended March 31
(millions)	2022	2021

Cash provided by operating activities	$124	$36
Cash used in investing activities	(21)	(14)
Cash used in financing activities	(55)	(54)
Effect of exchange rate changes on cash	(2)	(4)
Increase (decrease) in cash position during the period	$46	$(36)
Cash and cash equivalents, beginning of period	$115	$153
Cash and cash equivalents, end of period	$161	$117
Operating activities
Comparison of Three Months Ended March 31, 2022 and 2021. We generated cash from operating activities of $124 million in the three-month period ended March 31, 2022, an increase of $88 million from the prior comparative period. This increase was driven by higher operating profits, a decrease in interest and income taxes paid, and inflows from working capital compared to an outflow in the prior comparative period.
Investing activities
Comparison of Three Months Ended March 31, 2022 and 2021. For the three-month period ended March 31, 2022 we invested $21 million into the business, an increase of $7 million compared to $14 million in the prior comparative period. The increase was due to higher capital expenditures in the period.
Financing activities
Comparison of Three Months Ended March 31, 2022 and 2021. For the three-month period ended March 31, 2022, we used $55 million of cash primarily due to repayments of our long-term debt, compared to $54 million in the prior comparative period due to repayments of our long-term debt of $547 million, partially offset by net proceeds from our IPO of $493 million.
Future Capital Requirements
We believe that our existing cash and cash equivalents combined with our expected cash flow from operations and liquidity available under our credit facilities will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months and we possess the financial flexibility to execute our strategic objectives, including the ability to make acquisitions and strategic investments in the foreseeable future. Our ability to generate cash, however, is subject to our performance, general economic conditions, industry trends and other factors. To the extent that existing cash and cash equivalents and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through equity or debt financing. If we raise funds through the issuance of additional debt, we may be subject to additional contractual restrictions on our business. There is no assurance that we would be able to raise additional funds on favorable terms or at all. See “Item 3D—Risk Factors—Risks Related to Our Business—We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms, which could lead us to be unable to expand our business” in our Annual Report.

Net Debt and Adjusted EBITDA, both as per our credit agreement, are used to calculate our leverage ratio debt covenant (Net Debt to Adjusted EBITDA Leverage Ratio), as presented below. We seek to maintain a Net Debt to Adjusted EBITDA Leverage Ratio in the range of 2-3x. As of March 31, 2022, our Net Debt to Adjusted EBITDA Leverage Ratio was 1.8x. We may deviate from our target Net Debt to Adjusted EBITDA Leverage Ratio to pursue acquisitions and other strategic opportunities that may require us to borrow additional funds and, additionally, our ability to maintain this targeted ratio depends on our ability to continue to grow our business, general economic conditions, industry trends and other factors.
The following table presents a calculation of our Net Debt to Adjusted EBITDA Leverage Ratio as at March 31, 2022, compared to December 31, 2021.

As at (millions except for ratio)	March 31, 2022	December 31, 2021

Outstanding credit facility	$901	$941
Contingent facility utilization	7	7
Net derivative liabilities	4	19
Cash balance[1]	(100)	(100)
Net Debt as per credit agreement	$812	$867
Adjusted EBITDA (trailing 12 months)[2]	$553	$540
Adjustments required as per credit agreement	$(88)	$(118)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	1.8	2.1
1Maximum cash balances of $100 million is used for the period ended March 31, 2022 in accordance with the maximum permitted under the credit agreement; actual cash balance as of March 31, 2022 and December 31, 2021 was $161 million and $115 million, respectively.
2Adjusted EBITDA is a non-GAAP financial measure, see section “—Non-GAAP Financial Measures and Non-GAAP Ratios” for more information.
Capital Expenditures

	Three Months Ended March 31
(millions)	2022	2021
Capital expenditures	$25	$18
Comparison of Three Months Ended March 31, 2022 and 2021. Capital expenditures increased by $7 million to $25 million for the three months ended March 31, 2022. The increase was primarily attributable to additional investment in our Asia Pacific, the United States and Europe regions to service growth in business volumes.

Contractual Obligations
Our principal sources of liquidity are cash generated from operations, our available credit facility, and to a lesser extent, our cash and cash equivalents. For the three months ended March 31, 2022, our cash provided by operations was $124 million. As of March 31, 2022, the amount of our credit facility available was $746 million. Additionally, we also had cash and cash equivalents balance of $161 million as of March 31, 2022.
Our primary uses of liquidity are cash used in our normal business operations such as employee compensation expense, goods and services purchases, and working capital requirements. In addition, we are required to meet the payment obligations under our credit facility and lease agreements. We expect that our cash flow from operations and our available cash and cash equivalents (including the revolving component of our credit facility) will be sufficient to meet our ongoing cash flow needs and operating requirements. The expected maturities of our undiscounted financial liabilities, excluding long-term-debt, do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, as at March 31, 2022 including interest thereon (where applicable), are as set out in the following table:

	Non-derivative				Derivative
			Composite long-term debt		Currency swap agreement amounts to be exchanged
For each fiscal year ending December 31, (millions)	Non- interest bearing financial liabilities	Due to affiliated companies	Long-term debt, excluding leases	Leases	(Receive)	Pay	Interest rate swap agreement	Total
2022 (balance of year)	$357	$80	$272	$47	$(125)	$121	$1	$753
2023	40	—	44	57	(52)	40	—	129
2024	16	—	43	39	(34)	24	—	88
2025	6	—	585	29	(321)	324	—	623
Thereafter	30	—	—	69	—	—	—	99
Total	$449	$80	$944	$241	$(532)	$509	$1	$1,692
Off-Balance Sheet Arrangements
We do not have any material obligations under guarantee contracts or other contractual arrangements other than as disclosed in Note 19 “Contingent Liabilities” in the notes to our audited consolidated financial statements for the year ended December 31, 2021 included in our Annual Report. We have not entered into any transactions with unconsolidated entities where we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us, or engages in leasing, hedging, or research and development services with us.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
Amounts drawn on our long-term debt facilities expose us to changes in interest rates. Holding other variables constant, including the total amount of outstanding indebtedness, a 25-basis-point increase in interest rates on our variable-rate debt would cause an estimated increase in interest expense of approximately $2 million per year, based on the amounts outstanding at March 31, 2022.
Foreign Currency Risk
Our consolidated financial statements are reported in U.S. dollars but our international operating model exposes us to foreign currency exchange rate changes that could impact the translation of foreign denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. The European euro is the foreign currency to which we currently have the largest exposure. The sensitivity analysis of our exposure to foreign currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The European euro, Canadian dollar and Philippine peso denominated balances as at the statement of financial position dates have been used in the calculations below.

	Net income		Other comprehensive income		Comprehensive income
Three months ended March 31, 2022 (millions)	2022	2021	2022	2021	2022	2021
Reasonably possible changes in market risks
10% change in US$: Euro exchange rate
US$ appreciates	$—	$—	$(13)	$(11)	$(13)	$(11)
US$ depreciates	$—	$—	$13	$11	$13	$11
10% change in US$: CDN$ exchange rate
US$ appreciates	$2	$(1)	$—	$—	$2	$(1)
US$ depreciates	$(2)	$1	$—	$—	$(2)	$1
10% change in US$: Peso exchange rate
US$ appreciates	$—	$(1)	$—	$—	$—	$(1)
US$ depreciates	$—	$1	$—	$—	$—	$1
We therefore face exchange rate risk through fluctuations in relative currency prices, which are unpredictable and costly to hedge. Appreciation of foreign currencies against the United States dollar will increase our cost of doing business and could adversely affect our business, financial condition or financial performance. Our foreign exchange risk management includes the use of swaps to manage the currency risk associated with European euro denominated inflows being used to service the United States dollar denominated debt, as well as foreign currency forward contracts to fix the exchange rates on short-term Philippine peso denominated transactions and commitments.
Update on Internal Control over Financial Reporting
Management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2021, as a result of the identification of material weaknesses in two components of internal control, as defined by Committee of Sponsoring Organizations of the Treadway Commission, related to the ongoing integration into our internal control framework of entities acquired by the Company during fiscal year 2020, in particular Lionbridge AI. Management has implemented and continues to implement remediation measures designed to ensure that the identified control deficiencies are remediated, such that these controls are designed, implemented, and operating effectively over a sustained period. We cannot provide assurance that these remediation efforts will be successful, that we will not identify new material weaknesses or that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Please see “Item 15—Controls and Procedures” in our Annual Report for the year ended December 31, 2021, filed with the SEC on EDGAR and with the Canadian securities regulators on SEDAR, for more information.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This discussion contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, result of operations and financial condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those factors listed under “Risk Factors” in our Annual Report for the year ended December 31, 2021, filed with the SEC on EDGAR and with the Canadian securities regulators on SEDAR.